SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
                       Dixon Mill Investor, LLC (offeror)
                       MPF Pacific Gateway, LLC (offeror)
--------------------------------------------------------------------------------
                                (Filing Persons)

                      Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation: $8,170,000(1)     Amount of Filing Fee: $1,634
--------------------------------------------------------------------------------
 (1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable       Filing party:  Not Applicable
     Form or registration no.:  Not Applicable     Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Statement") relates to an offer by Everest Properties II, LLC, a California limited liability company ("Everest"), Dixon Mill Investor, LLC, a New Jersey limited liability company ("Dixon"), and MPF Pacific Gateway, LLC, a California limited liability company ("MPF") (Everest, Dixon and MPF are referred to herein as the "Purchasers"), to purchase ALL Units of limited partnership interests ("Units") not already held by Purchasers and their affiliates in Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $20,000 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per unit, if any, made to unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2005, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 12.1 and 12.2 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

     Reference is hereby made to the information set forth in the cover page, "Introduction" and "Summary of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the Partnership is (203) 869-0900.

     (b) The class of equity securities to which this Statement relates is Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership - Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Partnership - Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     Reference is hereby made to the information set forth in the "Certain Information Concerning the Purchasers" and Schedules I, II and III of the Offer to Purchase, concerning the executive officers, members and directors ("Executive Officers") of the Purchasers, which schedules are incorporated herein by reference.

     During the last five years, none of the Purchasers or, to the knowledge of the Purchasers, any of the Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

     Reference is hereby made to the information set forth in the "Summary of the Offer," "Details of the Offer," "Effects of the Offer" and "Federal Income Tax Matters" of the Offer to Purchase, which is incorporated herein by reference.

         The Purchasers do not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) None.

     (b) Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Purchasers - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1) - (c)(7) Reference is hereby made to the information set forth in "Summary of the Offer," "Future Plans of the Purchasers" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchasers do not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchasers - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to the information set forth in "Certain Information Concerning the Purchasers - Prior Acquisitions of Units and Prior Contacts" and " - General" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Reference is hereby made to the information set forth in "Certain Legal Matters - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Certain information regarding Purchasers' method of financing the Offer is set forth in "Certain Information Concerning the Purchasers - Source of Funds" and is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

          (a) None.

     (b) Reference is hereby made to the entire text of the Offer to Purchase and the related Agreement of Transfer and Letter of Transmittal, which are incorporated herein by reference.

ITEM 12.   EXHIBITS.

12.1     Offer to Purchase, dated November 14, 2005.
12.2     Agreement of Transfer and Letter of Transmittal, with Instructions.
12.3     Letter to Unit Holders dated November 14, 2005.
12.4     Agreement Among Bidders.

                                 SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005


                                  EVEREST PROPERTIES II, LLC


                                  By: /S/ DAVID I. LESSER
                                      ------------------------
                                      David I. Lesser
                                      Executive Vice President



                                  DIXON MILL INVESTOR, LLC


                                  By: /S/ MARK M. BAVA
                                      ---------------------
                                      Mark M. Bava
                                      Authorized Agent



                                  MPF PACIFIC GATEWAY, LLC
                                  By: MacKenzie Patterson Fuller, Inc., Manager


                                      By: /S/ GLEN W. FULLER
                                          -----------------------
                                          Glen W. Fuller
                                          Senior Vice President